UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SPIRIT AIRLINES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

848577102

(CUSIP Number)

Anthony J. Richmond

Robert W. Phillips

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 848577102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Indigo Florida L.P. (I.R.S. Identification No. 98-0531276)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 848577102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Long Bar Miramar LLC (I.R.S. Identification No. 90-0339695)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 848577102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William A. Franke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,928
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,928
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,928
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed on June 13, 2011, as amended by Amendment No. 1 to the Schedule 13D filed on December 7, 2011 and Amendment No. 2 to the Schedule 13D filed on January 30, 2012 (the “Amended Schedule 13D” and, as supplemented and amended by this Amendment, the “Schedule 13D”) with respect to the Shares of the Issuer. This Amendment amends the Schedule 13D as specifically set forth below. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Amended Schedule 13D is hereby amended and supplemented by inserting the following:

On July 29, 2013, Indigo Florida and Long Bar Miramar entered into an Underwriting Agreement with the Issuer and Barclays Capital Inc. (“Underwriting Agreement”), pursuant to which Indigo Florida and Long Bar Miramar agreed to sell 11,266,193 and 804,727 shares (the “Shares”) of Common Stock of the Issuer (the “Common Stock”), respectively, to Barclays Capital Inc. in an underwritten secondary public offering (the “Offering”) pursuant to an effective registration statement on Form S-3ASR filed on July 31, 2012 (the “Registration Statement”). On August 2, 2013, Indigo Florida and Long Bar Miramar completed the sale of such Shares pursuant to the Underwriting Agreement.

William A. Franke currently serves as member of the Board of Directors of the Issuer. On August 2, 2013, Indigo Florida and Long Bar Miramar completed the sale of all of the shares of Common Stock then held by them pursuant to the Underwriting Agreement described above. In anticipation of, and subject to the completion of, such sale, Mr. Franke disclosed his intention to resign from the Board of Directors of the Issuer on August 7, 2013.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Amended Schedule 13D is hereby amended and supplemented by inserting the following paragraphs:

(a),(b) On July 29, 2013, Indigo Florida and Long Bar Miramar entered into the Underwriting Agreement, pursuant to which Indigo Florida and Long Bar Miramar agreed to sell 11,266,193 and 804,727 Shares of Common Stock, respectively, to Barclays Capital Inc. in the Offering pursuant to the Registration Statement. On August 2, 2013, Indigo Florida and Long Bar Miramar completed the sale of such Shares pursuant to the Underwriting Agreement. The Shares sold by Indigo Florida and Long Bar Miramar represented approximately 15.5% and 1.1% of the total shares of Common Stock outstanding as of July 19, 2013. Following the consummation of the Offering, Indigo Florida and Long Bar Miramar ceased to beneficially own any shares of Common Stock.

Indigo Pacific Partners LLC is the sole member of Indigo Pacific Capital LLC, which is the general partner of Indigo Pacific Management LP, which is the general partner of Indigo Florida. Indigo Management LLC is the manager of Long Bar Miramar. Mr. Franke is a managing member of Indigo Pacific Partners LLC and a manager of Indigo Management LLC and had sole voting and dispositive power over the Shares held by Indigo Florida and Long Bar Miramar. Mr. Franke disclaims beneficial ownership of the Shares owned by Indigo Florida and Long Bar Miramar except to the extent of any pecuniary interest therein, and disclaims membership in a “group” with Indigo Florida and Long Bar Miramar. Nothing herein shall constitute an admission that any of the executive officers and directors of the Reporting Persons beneficially owns any Shares, and the executive officers and directors of the Reporting Persons disclaim beneficial ownership of any Shares except to the extent of any pecuniary interest therein.

Mr. Franke directly owns 3,928 shares of Common Stock issued to him by the Issuer for his board service under the Issuer’s non-executive director compensation program administered under the Issuer’s 2011 Equity Incentive Program (the “Director Compensation Program”). The 3,928 shares represent less than one-tenth of one percent (<0.1%) of the total shares of Common Stock outstanding as of July 19, 2013.

On April 8, 2013, Mr. Franke received annual refresher grants for an aggregate of 3,200 restricted stock units (“RSUs”) under the Director Compensation Program. These RSUs will vest on the first anniversary of the date of grant. As a result of the sale of all of the Shares by Indigo Florida and Long Bar Miramar, Mr. Franke has disclosed his intention to resign from the Board of Directors of the Issuer on August 7, 2013. Upon Mr. Franke’s resignation, all of the RSUs will be forfeited.

Item 5(c) of the Amended Schedule 13D are hereby amended and supplemented by inserting the following paragraph:

(c) On August 2, 2013, Indigo Florida and Long Bar Miramar sold 11,266,193 Shares and 804,727 Shares, respectively, in the Offering pursuant to the Registration Statement. The Shares were sold to Barclays Capital Inc., as underwriter, pursuant to the Underwriting Agreement described above in Item 5(a)-(b), at a price per Share of $33.15. Other than the transactions described above, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any of the executive officers and directors of the Reporting Persons, has effected any transaction involving the Common Stock during the last 60 days from the date hereof.

(e) On August 2, 2013, Indigo Florida and Long Bar Miramar ceased to be the beneficial owner of any shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended Schedule 13D is hereby amended and supplemented by adding the following paragraph:

Underwriting Agreement

On July 29, 2013, Indigo Florida and Long Bar Miramar (the “Selling Stockholders”) entered into the Underwriting Agreement with Barclays Capital Inc. as the sole underwriter (the “Underwriter”), and the Issuer for the sale by the Selling Stockholders of an aggregate of 12,070,920 Shares to the Underwriter. The Underwriting Agreement is filed herewith as Exhibit 2 and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Amended Schedule 13D is hereby amended and supplemented by adding the following Exhibit.

Exhibit 1:	Joint Filing Agreement, dated as of January 30, 2012, among Indigo Florida L.P., Long Bar Miramar LLC and William A. Franke (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed on January 30, 2012).

Exhibit 2:	Underwriting Agreement, dated as of July 29, 2013, among Spirit Airlines, Inc., Barclays Capital Inc., Indigo Florida L.P. and Long Bar Miramar LLC (incorporated by reference to the Issuer’s Form 8-K filed on August 2, 2013).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 2, 2013	Indigo Florida, L.P.

	By:	Indigo Pacific Management LP, its general partner

	By:	Indigo Pacific Capital LLC, its general partner

	By:	Indigo Pacific Partners LLC, its sole member

	By:	/s/ William A. Franke
	Name:	William A. Franke
	Title:	Managing Member

Date: August 2, 2013	Long Bar Miramar LLC

	By:	Indigo Management LLC, its manager

	By:	/s/ William A. Franke
	Name:	William A. Franke
	Title:	Manager

Date: August 2, 2013	William A. Franke

/s/ William A. Franke

EXHIBITS

Exhibit 1:	Joint Filing Agreement, dated as of January 30, 2012, among Indigo Florida L.P., Long Bar Miramar LLC and William A. Franke (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed on January 30, 2012).

Exhibit 2:	Underwriting Agreement, dated as of July 29, 2013, among Spirit Airlines, Inc., Barclays Capital Inc., Indigo Florida L.P. and Long Bar Miramar LLC (incorporated by reference to the Issuer’s Form 8-K filed on August 2, 2013).